Exhibit 10.20

Written Description of
2007 Executive Incentive Compensation Annual Plan
President and Chief Executive Officer

The following is a description of the material terms of the 2007 Executive Incentive Compensation Annual Plan (the “Plan”) that was adopted by the compensation committee of Guaranty Federal Bancshares, Inc. (the “Company”) with respect to the bonus payable to Shaun Burke, the Company’s President and Chief Executive Officer, for 2007:

The Plan will pay a maximum of $100,000.  There are three possible levels of incentive awards: threshold (25%); target (50%); and maximum (100%).  For any amount to be paid, the threshold level of performance must be achieved.  The three performance measurements of the Company (and the weight given to each measurement) applicable to each award level are: net income (50%); assets (30%); and core deposits (20%).  The following criteria must all be satisfied before an award is paid under the Plan: (i) net income of the Company of at least $6,510,000; (ii) satisfactory audits as determined by the Board of Directors of the Company including but not limited to a CAMELS Bank Examination Rating of 2 or better; (iii) no restatement of income for any prior period previously released; (iv) net charge-offs to average net loans do not exceed .20%; and (v) satisfactory performance appraisal, actively employed by Guaranty Bank, and in good standing at the time the bonus is paid.  If the Company’s net income, assets or core deposits for 2007 are restated in any future periods, the award due or paid under the Plan shall be recalculated per the adjustment, and any difference between the recalculated award and the award previously paid will be repaid pursuant to terms established by the Board of Directors of the Company.  No additional amount, however, shall be paid based on the recalculated award.